Form 27
Securities Act (Ontario)

MATERIAL CHANGE REPORT

1.	Reporting Issuer
Decoma International Inc. 50 Casmir Court Concord, ON L4K 4J5
2.	Date of Material Change
March 27, 2003
3.	Press Release

A press release was issued in Toronto, Ontario, on Thursday, March 27, 2003, attached hereto as Schedule "A", and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities and to The Toronto Stock Exchange (the "TSX") via SEDAR, to NASDAQ and the United States Securities and Exchange Commission under a Form 6-K via EDGAR, and to Canada NewsWire for publication and dissemination through its Basic North American Disclosure Network (English), its Metro New York Network and UK IRW Network.

4.	Summary of Material Change
Decoma International Inc. ("Decoma") announced the closing of its offering of Cdn$100 million of Convertible Debentures.
5.	Full Description of Material Change

Decoma completed its previously announced sale of 6.5% convertible unsecured subordinated debentures due March 31, 2010 (the "Debentures"), underwritten as a bought deal by a syndicate of underwriters led by CIBC World Markets Inc. and including RBC Capital Markets, BMO Nesbitt Burns Inc., Griffiths McBurney & Partners, National Bank Financial Inc. and Scotia Capital. Net proceeds to Decoma from the offering, before expenses, are Cdn$97 million, which are intended to be used for general corporate purposes, including capital expenditures. The Debentures will be convertible into shares of Decoma's Class A Subordinate Voting Shares at a conversion price of Cdn$13.25 per share. The Debentures have been issued by way of a short-form prospectus filed with the securities regulatory authorities in each of the provinces of Canada, on March 20, 2003. The Debentures have been listed under the symbol DEC.DB on The TSX and have not been registered under the United States or any state's securities laws and may not be offered or sold in the United States without an applicable exemption from those laws.

6.	Reliance on Section 75(3) of the Act
Not applicable.
7.	Omitted Information
Not applicable.
8.	Senior Officers
For further information, please contact Mr. S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer, at telephone (905) 760-3203.
9.	Statement of Senior Officer
The foregoing accurately discloses the material change referred to herein.

DATED at Toronto, Ontario, this 31st day of March, 2003.
/signed/ "R. David Benson"

R. David Benson Executive Vice-President, Secretary and General Counsel

SCHEDULE "A"

PRESS RELEASE

DECOMA INTERNATIONAL INC. ANNOUNCES CLOSING OF OFFERING OF CDN$100 MILLION OF CONVERTIBLE DEBENTURES

Concord, Ontario, Thursday, March 27, 2003 . . . Decoma International Inc. (TSX:DEC.A; NASDAQ:DECA) today announced that it has completed its previously announced sale of 6.5% convertible unsecured subordinated debentures due March 31, 2010 (the "Debentures").

The Debentures will bear interest at 6.5% per annum and will be convertible into shares of Decoma's Class A Subordinate Voting Shares at a conversion price of Cdn$13.25 per share. The Debentures have been listed under the symbol DEC.DB on the Toronto Stock Exchange.

The net proceeds to Decoma from the offering, before expenses, are Cdn$97 million. Decoma intends to use the net proceeds for general corporate purposes, including capital expenditures.

This release does not constitute an offer to sell or the solicitation of an offer to buy the Debentures in the United States. The Debentures have not been and will not be registered under the United States or any state's securities laws and may not be offered or sold in the United States without an applicable exemption from those laws.

Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini-vans).  Decoma has approximately 14,000 employees in 42 manufacturing, engineering and product development facilities in Canada, the United States, Mexico, Germany, Belgium, England, Japan, France and the Czech Republic.

This press release may contain "forward-looking statements" within the meaning of applicable securities legislation. Such statements involve important risks and uncertainties that may cause actual results or anticipated events to be materially different from those expressed or implied herein. These factors include, but are not limited to, risks relating to the automotive industry, pricing concessions and cost absorptions, reliance on major OEM customers, production volumes and product mix, excess OEM production capacity, currency exposure, environmental matters, new facility launch risk, trade and labour relations, energy prices, technological developments by Decoma's competitors, government and regulatory policies, changes in the competitive environment in which Decoma operates and Decoma's ability to raise necessary financing. In this regard, readers are referred to Decoma's Annual Information Form for the year ended December 31, 2001, filed with the Canadian securities commissions and as an annual report on Form 40-F with the United States Securities and Exchange Commission, and subsequent public filings, including the MD&A for the year ended December 31, 2001, contained in the 2001 Annual Report. Decoma disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

For further information about this press release, please contact S. Randall Smallbone, Executive Vice-President, Finance and Chief Financial Officer of Decoma at (905) 669-2888 or (905) 760-3203.

For further information about Decoma, please visit the Company's website at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075